Filed by Allis-Chalmers Energy Inc. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Bronco Drilling Company, Inc.
Commission File No.: 000-51471
ALLIS-CHALMERS ENERGY INC.

PRESS RELEASE	Contact:	Jeffrey Freedman
Vice President — IR
713-369-0550
Glass Lewis and Proxy Governance Recommend Allis-Chalmers Stockholders Approve Issuance of Shares to Bronco Drilling Pursuant to Merger
HOUSTON, TEXAS, August 5, 2008 — Allis-Chalmers Energy Inc. (NYSE: ALY) today announced that Glass Lewis & Co. and Proxy Governance, Inc., two leading proxy advisory firms, have recommended that Allis-Chalmers stockholders vote FOR the issuance of Allis-Chalmers common stock to stockholders of Bronco Drilling Company, Inc. (NASDAQ/GM:BRNC) in connection with the proposed merger between the companies at Allis-Chalmers’ Special Meeting of Stockholders to be held August 14, 2008.
In making its recommendation, Glass Lewis stated, “Financially, we believe the consideration being offered by the Company is reasonable. The Glass Lewis report concluded by stating, “Overall, we see no reason to object to the proposed merger. The merger is expected to create a diversified international oilfield service provider, as well as generate substantial synergies.”
In making its recommendation, Proxy Governance stated, “We support this proposal because, based on analysts’ opinions, it makes strong strategic sense, and because it appears to place a fair value on the acquisition itself.”
Stockholders who have questions about the proposed merger or need assistance in submitting their proxy or voting of shares should contact Allis-Chalmers’ proxy solicitor—Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, or by calling 212-440-9800 (for banks, brokers and other nominees) or toll-free 1-866-577-4988 (for Allis-Chalmers stockholders).

About Allis-Chalmers
Allis-Chalmers Energy Inc. is a Houston-based multi-faceted oilfield company. We provide services and equipment to oil and natural gas exploration and production companies, domestically primarily in Texas, Louisiana, New Mexico, Colorado, Oklahoma, Mississippi, Wyoming, Arkansas, West Virginia, offshore in the Gulf of Mexico, and internationally, primarily in Argentina and Mexico. Allis-Chalmers provides rental services, international drilling, directional drilling, tubular services, underbalanced drilling, and productions services. For more information, visit our website at http://www.alchenergy.com or request future press releases via email at http://www.b2i.us/irpass.asp?BzID=1233&to=ea&s=0.
Forward-Looking Statements
This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) regarding Allis-Chalmers’ business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this press release.
Although forward-looking statements in this press release reflect the good faith judgment of our management, such statements can only be based on facts and factors that our management currently knows. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, demand for oil and natural gas drilling services in the areas and markets in which Allis-Chalmers operates, competition, obsolescence of products and services, the ability to obtain financing to support operations, environmental and other casualty risks, and the effect of government regulation.
Further information about the risks and uncertainties that may affect our business are set forth in our most recent filings on Form 10-K (including without limitation in the “Risk Factors” section) and in our other SEC filings and publicly available documents. We urge readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Allis-Chalmers undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release.
Important Information
In connection with the proposed merger, Allis-Chalmers and Bronco Drilling have filed a preliminary joint proxy statement/prospectus and both companies have filed and will file other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and the other documents free of charge at the website maintained by the SEC at www.sec.gov.

The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550. The documents filed with the SEC by Bronco Drilling may be obtained free of charge from Bronco Drilling’s website at www.broncodrill.com or by calling Bronco Drilling’s Investor Relations department at (405) 242-4444. Investors and security holders are urged to read the joint proxy statement/prospectus, as it may be amended or supplemented from time to time, and the other relevant materials before making any voting or investment decision with respect to the proposed merger.
Allis-Chalmers, Bronco Drilling and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Allis-Chalmers and Bronco Drilling in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the joint proxy statement/prospectus filed with the SEC, as it may be amended or supplemented from time to time. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008 and in subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Bronco Drilling and their ownership of Bronco Drilling common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008, as further amended, and in subsequent statements of changes in beneficial ownership on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger, as it may be amended or supplemented from time to time.

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